UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2005

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number: 001-01011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS CORPORATION

ONE CVS DRIVE

WOONSOCKET, RI 02895

REQUIRED INFORMATION

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CORPORATION AND AFFILIATED COMPANIES

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2005 AND 2004

CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Plan Benefits	3
Statements of Changes in Net Assets Available for Plan Benefits	4
Notes to Financial Statements	5
SUPPLEMENTARY SCHEDULE:
Schedule of Assets (Held at End of Year)	18
SIGNATURE	21
EXHIBIT INDEX	21
Exhibit 23 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of

The 401(k) Plan and the Employee Stock Ownership

Plan of CVS Corporation and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

Providence, Rhode Island

June 15, 2006

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments (note 7):
Guaranteed insurance contracts (note 2(b))	$327,816,842	$301,674,746
Equities	625,699,793	526,487,742
Mutual funds	1,314,955,838	1,144,725,412
Short-term investments	1,364,251	9,252,669
Loans to participants (note 3)	54,981,921	48,213,063

	2,324,818,645	2,030,353,632

Receivables:
Interest (note 2(g))	1,321,861	1,701,640
Dividends (note 2(g))	4,691,212	3,252,255
Employer contributions (note 1(d))	10,319,324	10,356,014
Employee contributions (note 1(d))	12,690,977	11,975,371

	29,023,374	27,285,280

Total assets	2,353,842,019	2,057,638,912

Liabilities:
Notes payable (note 1(c))	114,000,000	140,900,000
Accrued expenses and other liabilities	5,172,251	5,951,421

Total liabilities	119,172,251	146,851,421

Net assets available for plan benefits	$2,234,669,768	$1,910,787,491

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Investment activity:
Interest income (note 2(g))	$16,716,883	$11,930,096
Dividend income (note 2(g))	37,106,174	56,762,642
Realized gains (note 4)	74,817,376	51,422,575
Unrealized gains (note 4)	92,515,805	163,162,342

Total investment activity	221,156,238	283,277,655

Contributions:
Employer contributions (note 1(d))	67,017,177	60,916,664
Employee contributions (note 1(d))	187,877,433	294,180,202

Total contributions	254,894,610	355,096,866

Deductions:
Benefits paid to participants (notes 1(g) and 2(c))	136,081,439	171,696,566
Interest expense (note 1(c))	12,004,680	13,904,640
Administrative expenses (note 1(h))	4,082,452	4,834,012
Other deductions	—	21,342,942

Total deductions	152,168,571	211,778,160

Net increase for the year	323,882,277	426,596,361
Net assets beginning of the year	1,910,787,491	1,484,191,130

Net assets end of the year	$2,234,669,768	$1,910,787,491

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Plan Description

The following description of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Plan Committee”) of not less than three persons appointed by the Board of Directors of CVS Corporation (“CVS” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Plan Committee has appointed an administrator (the “Administrator”) and a trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Committee and the Administrator.

Effective April 9, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the “401(k) Plan”) was merged into this Plan, and the name of this plan was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan (the “ESOP”) to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 9, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of the 401(k) Plan have been paid from the Plan. See note 2(a) for further breakdown between ESOP and 401(k) assets.

The ESOP and the 401(k) Plan were established as of January 1, 1989.

(b)	Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee; or

•	Completion of 12 months of service beginning on the employee’s enrollment date with at least 1,000 hours worked; or

•	Completion of at least 1,000 hours of service in the course of one calendar year.

“Employees” referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code);

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)	Leveraged ESOP Transaction

On June 23, 1989, the ESOP borrowed $357,500,000 from qualified lenders at an interest rate of 8.60% for a 20-year term. The loan to the ESOP is guaranteed by CVS. The ESOP used the proceeds of the loan to purchase 6,688,494 shares of CVS Corporation Series One ESOP Convertible Preference Stock (“ESOP Preference Stock”). Each share of ESOP Preference Stock is convertible into shares of CVS Common Stock at the election of the Plan’s Trustee. The conversion rate is 4.628 shares of CVS Common Stock for each share of ESOP Preference Stock. Shares of ESOP Preference Stock converted into common stock and retired amounted to 108,377 and 554,016 shares in 2005 and 2004, respectively. The annual dividend on the ESOP Preference Stock is $3.90 per share. Cash dividend payments on ESOP Preference Stock are used to make debt service payments and are not allocated to participants’ accounts.

In accordance with the terms of the loan agreement, the interest rate on the loan was adjusted as of January 1, 1995 in connection with the increase in the Federal income tax rate to 35%. The adjusted interest rate is 8.52%.

As of December 31, 2005, annual maturities of notes payable are as follows:

Amount
Year ending December 31:
2006	$31,900,000
2007	37,600,000
2008	44,500,000

$114,000,000

As the Plan makes principal payments, a specified percentage of ESOP Preference Stock becomes available to be allocated to participants’ accounts. If the amount of a scheduled debt payment due by the Plan on its notes payable outstanding is in excess of the cash available to the Plan from dividends, CVS contributes to the Plan the amount of the difference. The borrowing is collateralized by the unallocated shares of ESOP Preference Stock. The lenders have no rights against the shares once they are allocated to participants’ accounts.

(d)	Contributions

Participants may elect to have CVS contribute to their accounts from 1% to 15% of the compensation that would otherwise be due them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 15% of annual compensation or the maximum allowed by the Internal Revenue Code (the “Code”), whichever is less, as specified in the Plan document. The maximum elective deferrals allowed by the Code were $14,000 for 2005 and $13,000 for 2004.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

CVS matches 100% up to 5% of pre-tax compensation contributed, 50% to the employees’ 401(k) Plan account monthly and 50% to the employees’ ESOP account at year-end if the employee is actively employed at that time. Shares of ESOP Preference Stock allocated to a participant account are calculated by dividing the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of CVS Common Stock at the time of allocation. Shortfalls in the number of shares allocated to participants and new shares to be allocated based on debt retirements are alleviated by the use of forfeited shares as described in 1(i) below. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account (see 1(g) below). The ESOP portion of the match may be diversified into other 401(k) investment elections any time after it has been made. Upon the merger of the two plans, this matching contribution agreement was not changed.

(e)	Participant’s Account

Each participant’s account is credited with an allocable share of the Plan’s investments, ESOP Preference Stock, and any unrealized appreciation or depreciation of those investments. The total amount of new shares to be allocated each year is calculated by multiplying the ratio of each year’s debt service payments to total current and future debt service payments by the total number of unallocated shares of ESOP Preference Stock in the Plan. Allocations to individual participant’s accounts are based on the number of shares due to each participant as described in 1(d) above.

(f)	Vesting

Participants become fully vested in Company contributions made to their accounts prior to January 1, 2002, upon the completion of five years of credited service. For Company contributions made after January 1, 2002, participants will vest after three years.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in note 1(d).

(g)	Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not exceeding fifteen years, with interest payable at a reasonable rate as determined by the Plan Committee. The beneficiary may elect to receive their ESOP payment in shares of CVS Common Stock or in cash at $53.45 per ESOP Preference Stock or the fair market value of a share of CVS Common Stock at the time of the distribution times a factor of 4.628, whichever is greater.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

(h)	Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures, were funded by the Plan for 2005 and 2004. Trustee’s fees were paid by the Plan for 2005 and 2004.

(i)	Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS shall contribute the balance required for that purpose.

Approximately 9,588 and 15,275 shares of ESOP Preference Stock previously allocated to participant accounts were forfeited during 2005 and 2004, respectively, and have been applied as of December 31, 2005 and 2004. Forfeitures restored to participants in ESOP Preference Stock upon resumption of employment for 2005 and 2004 were approximately 2,756 and 3,750 shares of ESOP Preference Stock, respectively.

Cash forfeitures for 2005 and 2004 were $737,682 and $1,127,744, respectively. Cash forfeitures restored to participants upon resumption of employment for 2005 and 2004 were approximately $113,097 and $130,388, respectively.

(j)	Investment Options

Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within the investments listed below. The following is a brief explanation of each fund’s investment objectives:

Core Equity Fund (Vanguard Index Trust 500 Portfolio Fund)

This fund’s objective is to replicate the total return of the Standard and Poor’s (“S&P”) 500 Index by investing in the stocks that make up the Index. The S&P 500 Index consists mainly of large companies and represents about 75% of the U.S. stock market value.

Diversified Bond Fund (PIMCO Total Return Admin Fund)

This fund is a core bond fund that seeks to outperform the Lehman Brothers Aggregate Bond Index on a consistent basis while maintaining an overall risk similar to the Index. Investments may include government and corporate debt securities, mortgage and other asset backed securities, money market instruments and derivatives.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

International Equity Fund (Templeton International Fund)

This fund’s investment objective is long-term capital growth through participation in stock markets outside the U.S. The fund invests primarily in the common stock of companies based in more developed countries, but may also include investments in developing countries.

Small Cap Growth Fund (Vanguard Explorer Fund)

This fund seeks long-term growth of capital and dividend income. This fund invests primarily in the stocks of relatively small companies, making it a high-risk investment with potential for large rewards.

Global Equity Fund (American Funds New Perspective)

This fund seeks long-term growth of capital. The fund invests primarily in stocks of U.S. companies, as well as developed European and Asian companies.

Small Cap Value Fund (Columbia Small Cap Value Fund)

This fund’s investment objective is long-term capital appreciation. This fund invests primarily in the stocks of companies that have market capitalization similar in size to those companies in the Russell 2000 Index.

Growth and Income Fund (J&W Seligman Large Cap Value Fund)

This fund seeks long-term capital growth and dividend income through participation in the stock market. The fund invests primarily in the common stock of U.S. based, well established medium to large size companies.

Large Cap Growth Fund (Columbus Circle Core Equity Fund)

This fund’s investment objective is long-term capital growth, through participation in the stock market. The fund invests primarily in the common stock of established large companies that are based in the U.S. and that represent industries expected to outperform the stock market as a whole.

Conservative Lifestyle Fund (various managers)

This fund is for people who will need access to their money in less than five years. Approximately 70% of the fund is invested in fixed-income or low-risk investments. The remaining 30% is invested in stock-oriented mutual funds or moderate-risk investments.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

Moderate Lifestyle Fund (various managers)

This fund is for less conservative investors who can keep their money invested for at least five years. Because stocks make up approximately 60% of the fund’s mix, the fund has more exposure to the fluctuations in the stock market than the Conservative Lifestyle Fund. The remaining 40% is invested in bonds.

Aggressive Lifestyle Fund (various managers)

This fund is for those individuals who can keep their money invested for at least ten years or those who are willing to accept a greater level of risk in return for greater possible reward. Therefore, 80% of the fund is invested in stocks and the remaining 20% is invested in fixed-income securities.

CVS Corporation Common Stock Fund

This fund was established as a result of the transfer of assets from the Revco D.S., Inc. 401(k) Plan during 1997. The Plan may, at the discretion of the Plan Committee, offer a company stock fund as one of the available investment funds for employee and employer contributions. The fund holds CVS Common Stock. This fund seeks long-term growth and dividend income by purchasing shares of CVS Common Stock. Because the fund invests in only one company, it is considered a high-risk investment with potential for large rewards.

Investment Contract Fund (managed by State Street Bank & Trust Co.)

This fund seeks to preserve capital, while generating a steady rate of return higher than money market funds. The fund’s investments consist of highly-rated (AA or higher) insurance company and bank investment contracts.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The following table presents the breakdown of net assets available for plan benefits between the 401(k) Plan and the ESOP as of December 31, 2005 and 2004.

	December 31, 2005			December 31, 2004
	401(k) Plan	ESOP	Total	401(k) Plan	ESOP	Total
Assets:
Investments:
Guaranteed insurance contracts	$327,816,842	$—	$327,816,842	$301,674,746	$—	$301,674,746
Equities	116,414,159	509,285,634	625,699,793	80,788,742	445,699,000	526,487,742
Mutual funds	1,314,955,838	—	1,314,955,838	1,144,725,412	—	1,144,725,412
Short-term investments	—	1,364,251	1,364,251	—	9,252,669	9,252,669
Loans to participants	54,981,921	—	54,981,921	48,213,063	—	48,213,063

	1,814,168,760	510,649,885	2,324,818,645	1,575,401,963	454,951,669	2,030,353,632

Receivables:
Other	—	663,345	663,345	—	—	—
Interest	636,052	22,464	658,516	1,629,148	72,492	1,701,640
Dividends	4,691,212	—	4,691,212	3,252,255	—	3,252,255
Employer contributions	10,305,537	13,787	10,319,324	10,350,014	6,000	10,356,014
Employee contributions	12,690,977	—	12,690,977	11,975,371	—	11,975,371

	28,323,778	699,596	29,023,374	27,206,788	78,492	27,285,280

Total assets	1,842,492,538	511,349,481	2,353,842,019	1,602,608,751	455,030,161	2,057,638,912

Liabilities:
Notes payable	—	114,000,000	114,000,000	—	140,900,000	140,900,000
Accrued expenses and other liabilities	5,126,838	45,413	5,172,251	5,854,609	96,812	5,951,421

Total liabilities	5,126,838	114,045,413	119,172,251	5,854,609	140,996,812	146,851,421

Net assets available for plan benefits	$1,837,365,700	$397,304,068	$2,234,669,768	$1,596,754,142	$314,033,349	$1,910,787,491

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

The following table presents the net assets available for ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated); and

•	Stock not yet allocated to employees (Unallocated).

	December 31, 2005			December 31, 2004
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
CVS Corporation Series One ESOP Convertible Preference Stock, at fair market value (3,004,652 allocated and 1,160,542 unallocated shares in 2005 and 2,777,333 allocated and 1,496,238 unallocated shares in 2004)	$367,384,120	$141,901,514	$509,285,634	$289,653,609	$156,045,391	$445,699,000
Short-term investments, at fair market value, and cash	1,363,116	1,135	1,364,251	9,251,565	1,104	9,252,669
Other receivables	663,345	—	663,345	—	—	—
Interest receivable	22,460	4	22,464	72,491	1	72,492
Employer contribution receivable	13,787	—	13,787	6,000	—	6,000

Total assets	369,446,828	141,902,653	511,349,481	298,983,665	156,046,496	455,030,161

Liabilities
Notes payable	—	114,000,000	114,000,000	—	140,900,000	140,900,000
Other payables	45,413	—	45,413	96,812	—	96,812

Total liabilities	45,413	114,000,000	114,045,413	96,812	140,900,000	140,996,812

Net assets available for plan benefits	$369,401,415	$27,902,653	$397,304,068	$298,886,853	$15,146,496	$314,033,349

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

The following table presents the breakdown of the changes in net assets available for plan benefits between the 401(k) Plan and the ESOP for the years ended December 31, 2005 and 2004.

	Year ended December 31, 2005			Year ended December 31, 2004
	401(k) Plan	ESOP	Total	401(k) Plan	ESOP	Total
Investment activity:
Interest income	$16,577,644	$139,239	$16,716,883	$11,876,901	$53,195	$11,930,096
Dividend income	20,861,917	16,244,257	37,106,174	40,095,723	16,666,919	56,762,642
Realized gains	67,007,763	7,809,613	74,817,376	40,632,479	10,790,096	51,422,575
Unrealized gains	23,043,895	69,471,910	92,515,085	91,400,267	71,762,075	163,162,342

Total investment activity	127,491,219	93,665,019	221,156,238	184,005,370	99,272,285	283,277,655

Contributions:
Employer contributions	43,814,359	23,202,818	67,017,177	41,378,089	19,538,575	60,916,664
Employee contributions	187,877,433	—	187,877,433	294,180,202	—	294,180,202

Total contributions	231,691,792	23,202,818	254,894,610	335,558,291	19,538,575	355,096,866

Interplan transfer of assets	—	—	—	15,318,338	(15,318,338)	—

Deductions:
Benefits paid to participants	114,489,001	21,592,438	136,081,439	158,052,958	13,643,308	171,696,566
Interest expense	—	12,004,680	12,004,680	—	13,904,640	13,904,640
Administrative expenses	4,082,452	—	4,082,452	4,834,012	—	4,834,012
Other deductions	—	—	—	18,550,698	2,792,244	21,342,942

Total deductions	118,571,453	33,597,118	152,168,571	181,437,668	30,340,492	211,778,160

Net increase for the year	240,611,558	83,270,719	323,882,277	353,444,331	73,152,030	426,596,361

Net assets beginning of the year	1,596,754,142	314,033,349	1,910,787,491	1,243,309,811	240,881,319	1,484,191,130

Net assets end of the year	$1,837,365,700	$397,304,068	$2,234,669,768	$1,596,754,142	$314,033,349	$1,910,787,491

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

The following table presents the changes in net assets available for ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated); and

•	Stock not yet allocated to employees (Unallocated).

	Year ended December 31, 2005			Year ended December 31, 2004
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Additions/(deductions):
Allocation of CVS Corporation Series One ESOP Convertible Preference Stock, at liquidation value (335,694 shares and 312,394 shares in 2005 and 2004, respectively)	$17,942,831	$(17,942,831)	$—	$16,697,573	$(16,697,573)	$—
Interest income	139,205	34	139,239	53,181	14	53,195
Dividend income	—	16,244,257	16,244,257	—	16,666,919	16,666,919
Realized gain	7,809,613	—	7,809,613	10,790,096	—	10,790,096
Unrealized gains	65,672,956	3,798,954	69,471,910	50,187,604	21,574,471	71,762,075
Employer contributions	542,395	22,660,423	23,202,818	854	19,537,721	19,538,575

Total additions	92,107,000	24,760,837	116,867,837	77,729,308	41,081,552	118,810,860

Deductions:
Benefits paid to participants	21,592,438	—	21,592,438	13,643,608	—	13,643,608
Interest expense	—	12,004,680	12,004,680	—	13,904,640	13,904,640
Other deductions	—	—	—	2,792,244	—	2,792,244
Transfer of assets to 401(k) Plan	—	—	—	15,318,338	—	15,318,338

Total deductions	21,592,438	12,004,680	33,597,118	31,754,190	13,904,640	45,658,830

Net increase for the year	70,514,562	12,756,157	83,270,719	45,975,118	27,176,912	73,152,030
Net assets/(liabilities) available for plan benefits:
Beginning of the year	298,886,853	15,146,496	314,033,349	252,911,735	(12,030,416)	240,881,319

End of the year	$369,401,415	$27,902,653	$397,304,068	$298,886,853	$15,146,496	$314,033,349

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

(b)	Investment Valuation

The value of the investments in the 401(k) portion of the Plan held at December 31, 2005 and 2004 is based on the fair value of the underlying funds except for guaranteed insurance contracts which are valued at contract value. The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The value fluctuates in response to various factors including, but not limited to, the price of the shares in the underlying funds, dividends paid, earnings and losses and the mix of assets in the respective fund. The fair value for the guaranteed insurance contracts at December 31, 2005 and 2004 was $324,556,422 and $307,357,091, respectively. The average yield for 2005 and 2004 was 4.25% and 4.50%, respectively.

Short-term investments, which consist primarily of cash and cash equivalents, and loans to participants, are at fair value.

The ESOP portion of the Plan invests its funds primarily in ESOP Preference Stock. The investment in ESOP Preference Stock is carried at the higher of the cash liquidation value of $53.45 or 4.628 times the market value of an equivalent share of CVS Common Stock. The market value of CVS Common Stock was $26.42 and $22.53 per share at December 31, 2005 and 2004, respectively.

(c)	Benefits Paid

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(e)	Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting, except for benefit payments.

(f)	Purchase and Sale of Securities

Purchase and sales of securities are made on a trade-date basis.

(g)	Investment Income

Dividend and interest income is recorded when earned.

(h)	Stock Split

On May 12, 2005, CVS’ Board of Directors authorized a two-for-one stock split, which was effected in the form of a dividend by the issuance of an additional share of CVS common stock for each share of CVS common stock outstanding. All CVS common stock share amounts have been restated to reflect the effect of the stock split.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

(i)	Reclassifications

Certain reclassifications were made to the 2004 financial statements to conform to the current year presentation.

(3)	Loans to Participants

Participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount, which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000 less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan. Interest on loans is equal to the Prime rate plus 1%.

(4)	Investment Policy

At December 31, 2005 and 2004, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in note 1(j) based on Employee’s elections. The investment options are administered by independent investment managers. Employee asset allocations that are awaiting processing are temporarily invested in commingled funds held by a bank-administered trust fund. These commingled funds are also used to account for and administer participants’ loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Net unrealized appreciation (depreciation) represents the net difference between the fair value of the investment and its historical cost basis if purchased during the Plan year or the change in its fair value during the Plan year. During 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) experienced net appreciation as follows:

	2005		2004
	Realized	Unrealized	Realized	Unrealized
401(k) Plan	$67,007,763	$23,043,895	$40,632,479	$91,400,267
ESOP	7,809,613	69,471,910	10,790,096	71,762,075

	$74,817,376	$92,515,805	$51,422,575	$163,162,342

(5)	Plan Termination and Related Commitments

Although it has not expressed any intention to do so, CVS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If CVS terminates the Plan, all participants in the Plan become fully vested.

(6)	Federal Income Taxes

The Plan is qualified pursuant to Section 401(a) and 4975(e)(7) of the Code and the trust established under the Plan to hold the Plan’s assets is exempt from Federal income taxes pursuant to Section 501(a) of the Code; accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan’s sponsor believes that the Plan, as amended, continues to qualify and operate as designed.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2005 and 2004

(7)	Investment Valuation

The following table presents the total investments of the Plan segregated by investment type. Investments that represent 5% or more of the fair value of the Plan’s assets are marked by an asterisk (*).

	2005		2004
Mutual funds:
Vanguard Index Trust 500 Portfolio Fund	$251,571,607	*	$234,907,140	*
PIMCO Total Return Admin Fund	163,558,703	*	140,783,917	*
Templeton International Fund	121,840,396	*	103,231,760
Vanguard Explorer Fund	37,479,817		30,686,166
American Funds New Perspective	73,003,903		56,143,426
Columbia Small Cap Value Fund	185,948,151	*	173,930,647	*
J & W Seligman Large Cap Value Fund	245,014,921	*	201,534,223	*
Columbus Circle Core Equity Fund	236,106,376	*	202,430,997	*
Commingled Fund	431,964		1,077,136

	1,314,955,838		1,144,725,412

CVS Corporation Common Stock Fund	11,597,055		4,233,490
CVS Corporation Common Stock	104,817,104		76,555,252
Loans to participants	54,981,921		48,213,063
Guaranteed insurance contracts	327,816,842	*	301,674,746	*
Allocated: CVS Corp Series One ESOP Convertible Stock	367,384,120	*	289,653,609	*
Short-term investments	1,363,116		9,251,565
Unallocated: CVS Corp Series One ESOP Convertible Stock	141,901,514	*	156,045,391	*
Short-term investments	1,135		1,104

	$2,324,818,645		$2,030,353,632

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year)

December 31, 2005

Fund	Par value/ number of shares	Identity Of Investment	Description	Cost	Fair value
Loans to participants	—	Loans to participants*	Prime plus 1% at loan request date	$—	$54,981,921

Commingled	431,964	Bank of New York*	Collective Short-Term Investment Fund Non-Discretionary	431,964	431,964

Lifestyle Conservative Fund	111,245	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	11,406,747	12,683,094
	1,462,262	PIMCO Total Return Admin Fund	Mutual Fund	15,626,706	15,353,753
	27,929,875	State Street Bank	Various GICs held at State Street	27,929,875	27,929,875

		Lifestyle Conservative Fund Subtotal			55,966,722

Lifestyle Moderate Fund	207,741	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	21,714,827	23,684,514
	4,370,024	PIMCO Total Return Admin Fund	Mutual Fund	46,562,089	45,885,252
	1,253,495	Templeton International Fund	Mutual Fund	13,536,556	15,894,313
	860,362	Columbia Small Cap Value Fund	Mutual Fund	14,245,533	15,899,501
	15,456,473	State Street Bank	Various GICs held at State Street	15,456,473	15,456,473

		Lifestyle Moderate Fund Subtotal			116,820,053

See accompanying report of independent registered public accounting firm.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2005

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Lifestyle Aggressive Fund	163,131	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	$16,828,269	$18,598,590
	3,432,689	PIMCO Total Return Admin Fund	Mutual Fund	36,571,619	36,043,234
	2,214,311	Templeton International Fund	Mutual Fund	23,238,974	28,077,463
	3,040,064	Columbia Small Cap Value Fund	Mutual Fund	48,960,800	56,180,386

		Lifestyle Aggressive Fund Subtotal			138,899,673

International Equity Fund	6,141,058	Templeton International Fund	Mutual Fund	67,667,357	77,868,620

Core Equity Fund	1,724,457	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	180,577,113	196,605,409

Growth & Income Fund	6,277,166	J & W Seligman Large Cap Value	Mutual Fund	187,463,162	243,020,771
	1,994,150	Bank of New York*	Collective Short-Term Invest. Fund	1,994,150	1,994,150

		Growth & Income Fund Subtotal	Non-Discretionary		245,014,921

Large Cap Growth Fund	5,655,390	Columbus Circle Core Equity Fund	Mutual Fund	180,913,921	231,223,193
	4,883,183	Bank of New York*	Collective Short- Term Invest. Fund	4,883,183	4,883,183

		Large Cap Growth Fund Subtotal	Non-Discretionary		236,106,376

Small Cap Growth Fund	536,115	Vanguard Explorer Fund	Mutual Fund	35,916,325	37,479,817

Diversified Bond Fund	6,312,044	PIMCO Total Return Admin Fund	Mutual Fund	67,719,574	66,276,464

Small Cap Value Fund	6,161,703	Columbia Small Cap Value Fund	Mutual Fund	102,510,457	113,868,264

Large Cap Blend Fund	2,550,800	American Funds New Perspective	Mutual Fund	65,038,049	73,003,903

Investment Contract Fund	284,430,494	State Street Bank	Various GICs held at State Street	284,430,494	284,430,494

See accompanying report of independent registered public accounting firm.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2005

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
CVS Corporation Common Stock Fund	376,101	CVS Corporation Common Stock Fund*	Common Stock	$10,468,606	$9,936,588
	1,660,467	Bank of New York*	Collective Short-Term Investment Fund Non-Discretionary	1,660,467	1,660,467

		CVS Stock Fund Subtotal			11,597,055

CVS Corporation Common Stock	3,926,927	CVS Corporation Common Stock*	CVS Corporation Common Stock	87,661,994	103,749,411
	1,067,693	Bank of New York*	Collective Short-Term Investment Fund Non- Discretionary	1,067,693	1,067,693

		CVS Corporation Common Stock Subtotal			104,817,104

Allocated CVS Corp Series One ESOP Convertible Preference Stock	3,004,652	ESOP Preference Stock*	ESOP Preference Stock	160,598,663	367,384,120

Allocated Short-Term Investments	806,429		Collective Short-Term Investment Fund	806,429	1,363,116

Unallocated CVS Corp Series One ESOP Convertible Preference Stock	1,160,542	ESOP Preference Stock*	ESOP Preference Stock	62,030,970	141,901,514

Unallocated Short-Term Investments	1,135		Collective Short-Term Investment Fund	1,135	1,135

					$2,324,818,645

*Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Date: June 28, 2006	By:	/s/ David B. Rickard
David B. Rickard
Senior Executive and Financial Member of the Plan Committee

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm